Exhibit 99

PRESS RELEASE

MAGNA ANNOUNCES OUTLOOK

•      Expect continued sales growth — over $43 billion in total sales by 2019

•      Strong free cash flow generation anticipated over next three years

AURORA, Ontario, January 11, 2017 — Magna International Inc. (TSX: MG; NYSE: MGA) today announced its financial outlook for 2017, along with sales expectations for 2019.  In this outlook we have assumed no material unannounced acquisitions or divestitures.  In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2016 rates.

OUTLOOK

	2017	2019

Light Vehicle Production (Units)
North America	17.7 million	18.4 million
Europe	21.7 million	22.5 million

Production Sales
North America	$19.2 - $19.8 billion	$20.4 - $21.2 billion
Europe	$8.7 - $9.1 billion	$10.1 - $10.7 billion
Asia	$2.2 - $2.4 billion	$3.2 - $3.5 billion
Rest of World	$0.3 - $0.4 billion	$0.4 - $0.6 billion
Total Production Sales	$30.4 - $31.7 billion	$34.1 - $36.0 billion

Complete Vehicle Assembly Sales	$2.7 - $3.0 billion	$6.6 - $7.1 billion

Total Sales	$36.0 - $37.7 billion	$43.5 - $46.2 billion

EBIT Margin(1)	Approximately 8%

Interest Expense	Approximately $90 million

Tax Rate	25% - 26%

Capital Spending	Approximately $2 billion

(1)       Earnings Before Interest and Taxes (“EBIT”) represents Net Income before income taxes and interest expense, net. EBIT Margin is the ratio of EBIT to Total Sales.

MAGNA ANNOUNCES OUTLOOK	CONNECT WITH MAGNA

“Magna has a long history of above-market sales growth, and 2016 was no exception.  As we look forward over the next three years, we expect our sales to continue to outpace industry production.

Longer term, we believe our capabilities and new innovations, together with our deep customer relationships, will position us for continued growth as a preferred supplier for the ‘Car of the Future’.”

- Don Walker, Magna’s Chief Executive Officer

“We have made good progress in improving our margins over the last number of years.  We believe there is potential for further margin progress by 2019, across each of our reporting segments.   We expect to translate our sales growth, margins and solid returns into strong free cash flow generation over the next three years.”

- Vince Galifi, Magna’s Chief Financial Officer

We will be making a presentation at the Deutsche Bank Global Auto Industry Conference on Wednesday, January 11, 2017 at 1:20 p.m. EST during which we will review the details of our Outlook.  The presentation will be webcast and available on our website at www.magna.com.  The slides accompanying the presentation will be available on our website Wednesday morning by 7:00 a.m. EST.

TAGS

2017 Outlook, sales growth, cash flow generation, EBIT margin %

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Director of Corporate Communications & PR

tracy.fuerst@magna.com, 248.631.5396

WEBCAST CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com, 905.726.7108

ABOUT MAGNA1

We are a leading global automotive supplier with 312 manufacturing operations and 98 product development, engineering and sales centres in 29 countries. We have over 155,000 employees focused on delivering superior value to our customers through innovative products and processes, and World Class Manufacturing. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, electronic, active driver assistance, vision, closure and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

1  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

FORWARD-LOOKING STATEMENTS

This press release contains statements that constitute forward-looking statements or forward-looking information within the meaning of applicable securities legislation, including, but not limited to, statements relating to: Magna’s forecasts of light vehicle production in North America and Europe; expected consolidated sales, based on such light vehicle production volumes; production sales, including expected split by segment, in its North America, Europe, Asia and Rest of World segments; complete vehicle assembly sales; consolidated EBIT margin, net interest expense; effective income tax rate; fixed asset expenditures; sales and margin growth; as well as free cash flow generation.  The forward-looking information in this document is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as  may, would, could, should, will, likely, expect, anticipate, believe, intend, plan, forecast, outlook, project, estimate and similar  expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; a decline in consumer confidence, which would be expected to result in lower production volume levels; economic or political uncertainty, including as a result of the U.K.’s potential exit from the European Union; legal claims and/or regulatory actions against us, including without limitation any proceedings that may arise out of our global review focused on anti-trust risk; underperformance of one or more of our operating divisions; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; our ability to successfully launch material new or takeover business; restructuring, downsizing and/or other significant non-recurring costs; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; our ability to conduct appropriate due diligence on acquisition targets; an increase in our risk profile as a result of completed  acquisitions; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; inability to sustain or grow our business; risks of conducting business in foreign markets, including China, India, Eastern Europe, Brazil and other non-traditional markets for us; fluctuations in relative currency values; a prolonged disruption in the supply of components to us from our suppliers; work stoppages and labour relations disputes; scheduled shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; our ability to consistently develop innovative products or processes; exposure to, and ability to offset, volatile commodities prices; warranty and recall costs; restructuring actions by OEMs, including plant closures; shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; risk of production disruptions due to natural disasters or catastrophic event; the security and reliability of our information technology systems; pension liabilities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; impairment charges related to goodwill, long-lived assets and deferred tax assets; other potential tax exposures; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; liquidity risks; inability to achieve future investment returns that equal or exceed past returns; the unpredictability of, and fluctuation in, the trading price of our Common Shares; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statements or forward-looking information, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements or forward-looking information. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements or forward-looking information to reflect subsequent information, events, results or circumstances or otherwise.